March 11, 2008
Via EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:         Elephant Talk Communications, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed April 16, 2007

Forms 10-QSB for Fiscal Quarter Ended September 30, 2007
File No. 0-30061

Dear Mr. Spirgel:

We are electronically transmitting hereunder this letter, which is being sent in response to the Staff’s comments to the Form 10-KSB, filed April 16, 2007. The Staff’s comments are set forth in a letter from you, addressed to Willem Ackermans, Chief Financial Officer of the Company, dated February 28, 2008.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Note 9. Acquisition of Elephant Talk Communications Europe

1. We note your response to prior comment 10. You state that you based the economic useful lives of your acquired assets on standard industry lives found in the telecommunications business. You should account for intangible assets based on the useful lives particular to your company, and not an industry standard. We note that your customer contracts, licenses and interconnect assets are the most material assets of your company. Please provide an analysis of the estimated useful lives of these assets using the guidance in paragraphs 11 through 13 of SFAS No. 142.”

We referred to SFAS 142 paragraphs 11 through 13 and based on the guidance provided; we analyzed the estimated useful lives of the customer contacts, intangible assets and interconnect assets. We analyzed the following factors in particular to determine the useful life:

a.         The expected use of the asset by the entity

b.         The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate

c.         Any legal, regulatory, or contractual provisions that may limit the useful life

d.         Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost

e.         The effects of obsolescence, demand, competition, and other economic factors

f.          The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

We also considered the industry norms to arrive at our estimate. On the basis of this analysis, our best estimate of the useful lives of the assets was 10 years.

If you have any questions, please contact Barry I. Grossman, Esq. at (212) 370-1300.

Very truly yours,

/s/ Willem Ackermans
Willem Ackermans
Chief Financial Officer and Director

Cc: Barry I. Grossman, Esq.